Brown Shoe Company, Inc. 8300 Maryland Avenue St. Louis, MO 63105-3693 314.854.4000

July 28, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4628
Attention: David Link

            Re:       Registration Statement on Form S-4 (No. 333-175574) of Brown Shoe Company, Inc., Sidney Rich Associates, Inc., Brown Group Retail, Inc., Brown Shoe International Corp., Buster Brown & Co., Bennett Footwear Group LLC, American Sporting Goods Corporation, The Basketball Marketing Company, Inc., Edelman Shoe, Inc., Shoes.Com, Inc., and Brown Shoe Company of Canada Ltd (each, a “Company” and collectively, the “Companies”)

Ladies and Gentlemen:

            Dear Mr. Link:

            I am writing this letter on behalf of Brown Shoe Company, Inc. in response to the comment letter of the Staff of the Commission dated July 26, 2011 regarding the above-referenced registration statement filed by the Companies.  This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Companies’ response.

General

1.         We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:  Concurrently with this response, we are providing the Staff with a letter containing the information requested in the Staff’s comment.

Securities and Exchange Commission

July 28, 2011

            If you require any additional information, or if we can provide you with any other information which will facilitate your review of the filing, please advise us at your earliest convenience.  I can be reached via telephone at (314) 854-4119 and via facsimile at (314) 854-2044.

Sincerely,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General Counsel and Corporate Secretary

cc:        Erin Wilson

                        Securities and Exchange Commission

            Robert J. Endicott

            Matthew E. Johnson

                        Bryan Cave LLP